SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of April 5, 2004

KLM ROYAL DUTCH AIRLINES

(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands

(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No __X__

TRAFFIC AND CAPACITY STATISTICS — MARCH 2004
SIGNATURES

04/023

TRAFFIC AND CAPACITY STATISTICS — MARCH 2004

#     Passenger load factor increased by 5.4 percentage points to 82.5 percent
#     Intercontinental business class traffic increased 12 percent
#     Cargo load factor increased 2.8 percentage points to 77.4 percent

Passenger Traffic
March passenger traffic increased by 8 percent, whereas capacity was 1 percent higher than last year. As a result, passenger load factor improved by 5.4 percentage points to 82.5 percent. Intercontinental business class traffic increased by 12 percent on 1 percent higher capacity.

Successful promotional campaigns pushed European traffic, increasing 11 percent year-on-year. As capacity was 4 percent higher, load factor increased by 4.4 percent to 74.6 percent.
On the MESA route area and the North Atlantic, the year-on-year comparison is relatively difficult because of the war in Iraq that commenced in March 2003. As of the last week of March 2003, KLM adjusted capacity on the Middle East destinations to reflect the diminishing demand.
Performance on the African routes continues to be strong. Traffic increased by 14 percent year-on-year, whereas capacity was up 6 percent. Load factor improved 5.7 percentage points to 83.0 percent. The non-stop flights to Capetown as opposed to via Johannesburg, operated by a Boeing 777-200ER since the beginning of the winter schedule, have proven to be very successful.
Traffic on the Central and South Atlantic route area increased 5 percent on 7 percent lower capacity. Load factor increased 9.2 percentage points to 85.7 percent. This route area continues to benefit from an increase in demand and network optimization.

Cargo Traffic
In March, cargo traffic increased by 11 percent compared to last year on 7 percent higher capacity. Cargo load factor improved by 2.8 percentage points to 77.4 percent, the highest level achieved in 2003/04.
Performance on the Asia Pacific routes continued to show a significant year-on-year improvement with traffic up 31 percent on 26 percent higher capacity, mainly as result of the introduction of the third 747-400 ERF. Load factor on this route area increased by 3.6 percentage points to 88.0 percent. On the North Atlantic, load factor improved by 1.6 percentage points to 75.4 percent. Traffic decreased by 11 percent, whereas capacity was 13 percent lower.
Cargo traffic outbound Europe, albeit still under pressure, increased by 5 percent compared to last year.

Amstelveen, April 5, 2004

	Month of March				Year to date
	2004	2003	change (%)		2003/04	2002/03	change (%)
Revenue passenger km (RPK) (in millions)
Europe	880	793	11%		10,226	10,183	0%
North Atlantic	1,275	1,313	(3)%		14,124	15,194	-7%
Central and South Atlantic	730	698	5%		8,607	8,393	3%
Asia / Pacific	1,173	1,079	9%		12,399	13,355	-7%
Middle East / South Asia	431	320	34%		4,794	4,734	1%
Africa	682	597	14%		7,634	7,558	1%
Total	5,172	4,800	8%		57,784	59,417	-3%
Available seat km (ASK) (in millions)
Europe	1,180	1,129	4%		13,642	13,727	-1%
North Atlantic	1,430	1,616	(12)%		16,349	18,376	-11%
Central and South Atlantic	852	912	(7)%		10,922	11,011	-1%
Asia / Pacific	1,426	1,353	5%		15,456	15,945	-3%
Middle East / South Asia	561	443	27%		6,115	6,386	-4%
Africa	822	773	6%		9,615	9,380	3%
Total	6,272	6,226	1%		72,099	74,825	-4%
Passenger load factor (%)
Europe	74.6	70.2	4.4	pts	75.0	74.2	0.8	pts
North Atlantic	89.2	81.2	8.0	pts	86.4	82.7	3.7	pts
Central and South Atlantic	85.7	76.5	9.2	pts	78.8	76.2	2.6	pts
Asia / Pacific	82.2	79.8	2.4	pts	80.2	83.8	-3.6	pts
Middle East / South Asia	76.8	72.3	4.5	pts	78.4	74.1	4.3	pts
Africa	83.0	77.3	5.7	pts	79.4	80.6	-1.2	pts
Total	82.5	77.1	5.4	pts	80.1	79.4	0.7	pts
Revenue freight ton-km (RFTK) (in millions)
Europe	3	5	(33)%		40	59	-33%
North Atlantic	89	99	(11)%		1,003	1,027	-2%
Central and South Atlantic	36	41	(12)%		419	446	-6%
Asia / Pacific	243	185	31%		2,329	2,049	14%
Middle East / South Asia	18	22	(16)%		253	276	-8%
Africa	34	30	15%		348	339	3%
Total	424	382	11%		4,392	4,197	5%
Available freight ton-km (AFTK) (in millions)
Europe	23	26	(9)%		277	298	-7%
North Atlantic	118	135	(13)%		1,409	1,452	-3%
Central and South Atlantic	51	59	(13)%		673	721	-7%
Asia / Pacific	276	219	26%		2,752	2,474	11%
Middle East / South Asia	28	30	(6)%		388	397	-2%
Africa	50	43	16%		528	511	3%
Total	547	512	7%		6,028	5,852	3%
Cargo load factor (%)
Europe	14.7	19.9	(5.2	)pts	14.4	19.9	-5.5	pts
North Atlantic	75.4	73.8	1.6	pts	71.2	70.7	0.5	pts
Central and South Atlantic	69.0	68.5	0.5	pts	62.3	61.9	0.4	pts
Asia / Pacific	88.0	84.4	3.6	pts	84.6	82.8	1.8	pts
Middle East / South Asia	64.1	72.3	(8.2	)pts	65.2	69.4	-4.2	pts
Africa	69.3	70.1	(0.8	)pts	65.8	66.3	-0.5	pts
Total	77.4	74.6	2.8	pts	72.9	71.7	1.2	pts

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines
Date: April 5, 2004	By /s/ R.A. Ruijter
Name: R.A. Ruijter
	Title:	Managing Director & CFO
By /s/ J.E.C. de Groot
Name: J.E.C. de Groot
	Title:	SVP & General Secretary